Exhibit 99.2

Flamel Technologies Announces Product Partnership Agreement

LYON, FRANCE – June 6, 2013 – Flamel Technologies (NASDAQ: FLML) today announced a multi-year development partnership agreement with an undisclosed, large international pharmaceutical company. The development work, which will be done in Flamel’s Bordeaux facility, is expected to generate revenue of over $4 million over the next several years and has the potential for expansion.

“The development agreement recognizes Flamel’s expertise and strength in our development and manufacturing capabilities for difficult- to-manufacture products,” said Mike Anderson, Chief Executive Officer of Flamel. “We are very pleased that the proven success of product development and manufacturing in our Bordeaux facility is reinforced with this new product development partnership.”

About Flamel Technologies.

Flamel Technologies SA's (NASDAQ: FLML) business model is to blend high-value internally developed products with its leading drug delivery capabilities. The Company has a proprietary pipeline of niche specialty pharmaceutical products, while its drug delivery platforms are focused on the goal of developing safer, more efficacious formulations of drugs to address unmet medical needs. Its partnered pipeline includes biological and chemical drugs formulated with its Medusa® and Micropump® (and its applications to the development of liquid formulations, i.e. LiquiTime™ and of abuse-deterrent formulations Trigger Lock™) proprietary drug delivery platforms. Several Medusa-based products have been successfully tested in clinical trials. The Company has developed products and manufactures Micropump-based microparticles under FDA-audited GMP guidelines. Flamel Technologies has collaborations with a number of leading pharmaceutical and biotechnology companies, including GlaxoSmithKline (Coreg CR®, carvedilol phosphate). The Company is headquartered in Lyon, France and has operations in St. Louis, Missouri, USA, and manufacturing facilities in Pessac, France. Additional information may be found at www.flamel.com.

Safe Harbor

This release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals and projections regarding financial results, product developments and technology platforms. All statements that are not clearly historical in nature are forward-looking, and the words "anticipate," "assume," "believe," "expect," "estimate," "plan," "will," "may," and similar expressions are generally intended to identify forward-looking statements. All forward-looking statements involve risks, uncertainties and contingencies, many of which are beyond our control that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that the continued integration of Éclat Pharmaceuticals may not be successful or that certain payment acceleration events may be triggered; the reacquisition of the exclusive rights to develop and commercialize IFN-β XL worldwide and identification of an alternative strategic partner for the program may not be successful; the identified opportunities will not result in shorter-term, high value results; clinical trial results may not be positive or our partners may decide not to move forward; products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements; products in development may not achieve market acceptance; competitive products and pricing may hinder our commercial opportunities; we may not be successful in identifying and pursuing opportunities to develop our own product portfolio using Flamel's technology; and the risks associated with our reliance on outside parties and key strategic alliances. These and other risks are described more fully in Flamel's Annual Report on Form 20-F for the year ended December 31, 2012 that has been filed with the Securities and Exchange Commission (SEC). All forward-looking statements included in this release are based on information available at the time of the release. We undertake no obligation to update or alter our forward-looking statements as a result of new information, future events or otherwise.

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Investor Contact:

Bob Yedid

ICR Inc.

(646) 277-1250

bob.yedid@icrinc.com

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